

Mail Stop 3561

September 26, 2008

Mr. Jeffrey B. DeBoer
Senior Vice President and Chief Financial Officer
Lithia Motors, Inc.
360 E. Jackson Street
Medford, Oregon 97501

      RE: **Lithia Motors, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2007
             Filed April 11, 2008
             File No. 1-4733

Dear Mr. DeBoer:

      We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Liquidity and Capital Resources, page 40

1.   We note your disclosure of non-GAAP cash flows from operations for the year ended December 31, 2007 that eliminates the effect of the change in control of GMAC. Please ensure that any non-GAAP measures you present fully comply with the guidance in Item 10(e) of Regulation S-K and the guidance in our related Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Additionally, if you present this non-GAAP measure in future filings, please also disclose the non-GAAP cash flows from financing activities so that the full impact of this classification change is transparent to a reader.

Item 9A. Controls and Procedures, page 52

2.   We note your disclosures concerning your material weaknesses beginning on page 54. For each of your revenue recognition and VBIP material weaknesses, please tell us whether this material weakness was limited to fiscal year 2007 or whether it impacted earlier periods, and tell us how you determined this. Additionally, please provide us with your materiality analysis for each of the first three quarters of 2007 and any affected prior years to support your conclusion that no adjustments to prior periods were necessary. Your materiality analysis should address the misstatements separately and in the aggregate, consistent with the guidance in SAB Topic 1:M.

Form 10-Q for the Period Ended June 30, 2008

Management's Discussion and Analysis, page 18

3.   We note your presentation of non-GAAP net income and non-GAAP earnings per share. Please ensure that any non-GAAP measures you present fully comply with the guidance in Item 10(e) of Regulation S-K and the guidance in our related Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Note 7. Discontinued Operations, page 7

4.   We note that you had three stores classified as held for sale at December 31, 2007 and 14 stores classified as held for sale at June 30, 2008. We also note your statement that you did not dispose of any stores during the first six months of 2008. We have the following comments:

- It appears that the three stores that were held for sale at December 31, 2007 may have been classified as held for sale for more than 12 months as of June 30, 2008. If our understanding is correct, please explain in reasonable detail how you determined that you met the criteria of paragraph 30 of SFAS 144 at the time that you first classified such stores as held for sale and how you determined that you met the criteria of paragraph 31 of SFAS 144 once the stores had been classified as held for sale for one year.

- We note from your Form 10-Q that the 11 stores classified as held for sale during the second quarter of 2008 were underperforming stores. Given the continued weak economic environment noted in both your Form 10-K and this Form 10-Q and the fact that you may have experienced recent difficulties selling certain stores classified as held for sale, please explain to us in reasonable detail how you determined these stores met <u>all</u> of the criteria of paragraph 30 of SFAS 144. In future filings, given the significant number of stores classified as held for sale, please consider expanding your explanation to your readers of how these stores meet the criteria to be classified as held for sale, particularly if sales of these stores are not prompt.

Note 9. Goodwill and Indefinite-Lived Intangible Assets, page 10

5.   We note that you determined that an interim goodwill impairment test was required based on your decision to dispose of approximately 10% of your stores, an adverse change in the business climate, your reduced earnings and cash flow forecast and a significant continuing decline in your market capitalization. We further note that as a result of this interim goodwill impairment test, you concluded that your goodwill was fully impaired. As it appears that many of the factors that led to your impairment existed prior to the second quarter of 2008, please explain to us in more detail how you determined that goodwill was not impaired in prior periods. Specifically:

- Please provide us with copies of your goodwill impairment tests as of October 1, 2007 and June 30, 2008.

- Please confirm to us that there were no significant changes in circumstances between October 1, 2007 and December 31, 2007 such that an interim goodwill impairment test should have been performed as of December 31, 2007.

- Explain to us in a narrative the assumptions that differ in your October 1, 2007 and June 30, 2008 tests, the circumstances that led you to alter these assumptions, and the timing and magnitude of the changes in these circumstances.

- We note that the sensitivity analysis of reasonably likely changes presented in your critical accounting policy for goodwill within your December 31, 2007 Form 10-K indicated that the reasonably likely changes disclosed would not result in impairment. Please provide us with any other information you believe will assist us in understanding how changes in circumstances that were not reasonably likely at year end occurred in such magnitude and in such a short time that you went from a conclusion that even reasonably likely changes would result in no impairment to a conclusion that goodwill was fully impaired within a six month period.

- Given the significant impact this impairment had on your 2008 results, please expand your MD&A analysis of this impairment charge to more clearly explain these matters to your readers.

6. We note that you determined that you had one reporting unit for purposes of testing goodwill for impairment. However, the disclosure under "Segment Reporting" in Note 1 to your Form 10-K appears to indicate that your stores may be operating segments under SFAS 131. With reference to the guidance in paragraphs 10-15 of SFAS 131, please explain to us whether your stores were operating segments under SFAS 131 at December 31, 2007. If your stores were operating segments, tell us how you considered whether this would have resulted in a change in your conclusion that no goodwill was impaired at December 31, 2007. Refer to paragraph 30 of SFAS 142.

*   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Branch Chief